Exhibit 99.8

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001, 11/01/10

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-Market

2	+Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)	Ordinary shares/CUFS

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares/units in the +class on issue	445,037,502

6	Whether shareholder/unitholder approval is required for buy-back	Not required

7	Reason for buy-back	Ongoing capital management programme as announced to the ASX on 22 May 2014

+ See chapter 19 for defined terms.

11/01/2010 Appendix 3C Page 1

Appendix 3C

Announcement of buy-back

8	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Not applicable

On-market buy-back

9	Name of broker who will act on the company’s behalf	To be advised later

10	Deleted 30/9/2001.

11	If the company/trust intends to buy back a maximum number of shares – that number Note: This requires a figure to be included, not a percentage.	Up to 22,216,125 ordinary shares/CUFS[1]

12	If the company/trust intends to buy back shares/units within a period of time – that period of time; if the company/trust intends that the buy-back be of unlimited duration – that intention	12 months

13	If the company/trust intends to buy back shares/units if conditions are met – those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable

15	Price to be offered for shares	Not applicable

1 Being 5% of the issued share capital after deducting the number of shares acquired under the previous buy-back that have not yet been cancelled.

+ See chapter 19 for defined terms.

Appendix 3C Page 2	11/01/2010

Appendix 3C

Announcement of buy-back

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable

17	Number of shares proposed to be bought back	Not applicable

18	Price to be offered for shares	Not applicable

Equal access scheme

19	Percentage of shares proposed to be bought back	Not applicable

20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable

21	Price to be offered for shares	Not applicable

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Natasha Mercer	Date:	22 May 2014
(Company secretary)

Print name:	Natasha Mercer

+ See chapter 19 for defined terms.

11/01/2010 Appendix 3C Page 3